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FORM 12b-25	SEC FILE NUMBER
1-10113

CUSIP NUMBER
NOTIFICATION OF LATE FILING	00509L 802

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [√] Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Acura Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

616 N. North Court
Address of Principal Executive Office (Street and Number)

Palatine, IL 60067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[√]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the three month period ended September 30, 2023 will not be filed within the prescribed time period because of the Company’s liquidity including the Company’s ability to meet day-to-day operation obligations. We are working on funding solutions. We have not filed our Annual Report for the year ended December 31, 2022, and the Quarterly Report for each of the periods ended June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022 and March 31 2022. We have appointed a new independent registered public accounting firm and they have proceeded with initiating their reviews of our 2022 quarterly results and their audit of our 2022 annual results, and then, thereafter, we expect them to initiate their reviews of our quarterly results for each of the periods ending March 31, 2023, June 30, 2023 and September 30, 2023; however, no assurance can be given that the Company will be successful in filing the Quarterly Report for the period ended September 30, 2023 or in filing any of the above mentioned reports prior to the expiration of this extension period. The Company assumes no duty to update the status of the annual audit or quarterly reviews until the Annual Report and Quarterly Reports are filed with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Peter A. Clemens	847	705-7709
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ NO [√ ]
The Quarterly Reports for each of the periods ended June 30, 2023, March 31, 2023, September 30, 2022, June 30, 2022 and March 31, 2022 have not been filed. The Annual Report for the annual period ended December 31, 2022 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ NO [√]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acura Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 3, 2023	By:	/s/ Peter A. Clemens, Senior VP & CFO